Exhibit 2.3

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.
Executed Version

SETTLEMENT AND AMENDMENT TO MERGER AGREEMENT
This Settlement and Amendment to Merger Agreement (this “Agreement”), dated as of December 8, 2014 is made by and between THE MEDICINES COMPANY, a Delaware corporation (the “Buyer”) and FORTIS ADVISORS LLC, a Delaware limited liability company, solely in its capacity as the Representative (the “Representative”) of the Company Equityholders of Incline Therapeutics, Inc., a Delaware corporation (the “Company”) pursuant to the terms of that certain Agreement and Plan of Merger dated December 11, 2012 (the “Merger Agreement”) by and among the Buyer, the Company, the Representative and Silver Surfer Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Buyer. Capitalized terms used herein and not defined herein shall have the meaning given to them in the Merger Agreement.
BACKGROUND
1.    On June 26, 2014, the Buyer submitted a claim notice to the Representative and the Escrow Agent alleging the breach of certain representations and warranties of the Company set forth in the Merger Agreement.
2.    On July 2, 2014, the Representative submitted a response to the Buyer and the Escrow Agent disputing all claims by the Buyer set forth in the Buyer’s claim notice (the matters set forth in such claim notice by the Buyer and the Representative’s response thereto are collectively referred to herein as the “Dispute”).
3.    Pursuant to Section 2.4 of the Merger Agreement, the Representative has been appointed as the representative, attorney-in-fact and agent of the Company Equityholders in connection with the transactions contemplated by the Merger Agreement and the Escrow Agreement and has been granted the power and authority to agree to, negotiate and enter into settlements and compromises with respect to claims for indemnification made by the Buyer under Article VII of the Merger Agreement.
4.    Pursuant to Section 2.6 of the Merger Agreement, the Buyer and the Representative, with the written consent of the Required Stockholders, have the right to amend the Milestone Payments to be made by the Buyer following the Closing.
5.    The Buyer and the Representative desire to (a) settle the Dispute and (b) amend the Milestone Payments to be made by the Buyer following the Closing. The Representative has obtained the written consent of the Required Stockholders with respect to such amendment.
AGREEMENT
In consideration of the foregoing and the mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Buyer and the Representative hereby agree as follows:

Section 1.Release of Escrow Fund to Buyer. Buyer and the Representative hereby agree that the entire Escrow Fund shall be released to the Buyer and, simultaneously herewith, Buyer and the Representative shall execute and deliver the joint instruction letter to the Escrow Agent in the form attached hereto as Exhibit A.

Section 2.Amendment to Sections 2.6(a) and (b) of the Merger Agreement. Section 2.6(a) of the Merger Agreement is hereby amended in its entirety to read as follows:

(a)Milestone Events; Notice of Achievement. The Buyer shall provide written notice to the Representative of the achievement by or on behalf of any member of the Buyer Rights Chain Group of each of the milestone events (each, a “Milestone Event”) for each applicable milestone set forth in the table below (each, a “Milestone”) within (i) for Milestone A, Milestone #1 and Milestone #2, 20 Business Days after the date of first achievement of such Milestone Event and (ii) for Milestone #3 and Milestone #4, 40 Business Days after the end of the calendar quarter in which such Milestone Event is first achieved, and upon such achievement, shall pay, on the terms set forth in Section 2.6(d), the applicable Milestone Payment in an amount equal to the corresponding amount of the Milestone Payment set forth in the chart below:

Milestone	Milestone Event	Milestone Payment ($)
Milestone A
Buyer or any of its Affiliates, enters into any Japan Agreement on or before [**]. Notwithstanding the foregoing, if the Buyer has executed a term sheet or letter of intent with respect to a Japan Agreement and is engaged in active negotiations with respect thereto on [**], the deadline for entry into the Japan Agreement shall be extended until [**].
$[**].
Milestone #1	Regulatory Approval in the United States	$[**].
Milestone #2	Regulatory Approval in the European Union	$[**].
Milestone #3
Aggregate Net Sales in the United States and the European Union exceed $[**] during any twelve (12) consecutive calendar month period ending within twenty-four (24) months following the earlier of (A) First Commercial Sale in the United States or (B) First Commercial Sale in the European Union
$[**]
Milestone #4
Aggregate Net Sales in the United States and the European Union exceed $[**] during any twelve (12) consecutive calendar month period ending within forty-eight (48) months following the earlier of (A) First Commercial Sale in the United States or (B) First Commercial Sale in the European Union
$[**]

Section 3.Expiration of Section 3.10(a), 3.13(m) and 3.18(m)

Section 7.3 of the Merger Agreement is hereby amended such that (i) the representation and warranty set forth in Section 3.13(m) of the Merger Agreement and (ii) the representations and warranties in Sections 3.10(a) and 3.18(m) as they may relate to the design, development, functionality and operation of the Product, each expire as of the date of this Agreement.
Section 4.Settlement and Release.

(a)In consideration of the release of the Escrow Fund to the Buyer pursuant to Section 1 above and the amendment to the Merger Agreement set forth in Section 2 above, the parties agree that the

Dispute has been resolved and settled and no further payments are or could be due with respect thereto, and that no party to this Agreement will assert after the Effective Date of this Agreement any claim or cause of action against the other party with respect to the Dispute, consistent with subsections (b) and (c) below.

(b)The Buyer hereby generally, irrevocably, unconditionally and completely releases and forever discharges the Representative, the Company Equityholders and their respective directors, officers and employees and past, present and future shareholders, affiliates, representatives, successors and assigns (herein separately and collectively, the “Company Equityholder Releasees”) from, and hereby irrevocably, unconditionally and completely waives and relinquishes, any obligations and liabilities of the Company Equityholder Releasees, and any and all claims, demands, actions, Damages, causes of actions of whatever kind that the Buyer may have had in the past, may now have or may have in the future against the Company Equityholder Releasees, known or unknown, for, upon or by reason of any matter, cause or thing whatsoever, arising out of or relating to the Dispute.

(c)The Representative, on behalf of the Company Equityholders, hereby generally, irrevocably, unconditionally and completely releases and forever discharges the Buyer and its directors, officers and employees and past, present and future shareholders, affiliates, representatives, successors and assigns (herein separately and collectively, the “Buyer Releasees”) from, and hereby irrevocably, unconditionally and completely waives and relinquishes, any obligations and liabilities of the Buyer Releasees, and any and all claims, demands, actions, Damages, causes of actions of whatever kind that any of the Company Equityholders may have had in the past, may now have or may have in the future against the Buyer Releasees, known or unknown, for, upon or by reason of any matter, cause or thing whatsoever, arising out of or relating to the Dispute.

(d)The Buyer acknowledges that it may have claims against the Company Equityholder Releasees falling within Section 4(b) hereinabove of which the Buyer is currently unaware; and the Company Equityholder and Representative acknowledge that they may have claims against the Buyer Releasees falling within Section 4(c) hereinabove of which the Representative and Company Equityholder are currently unaware. The Buyer, the Representative, the Company Equityholders, and each of them, further acknowledge that they may have sustained damages, losses, costs or expenses that are currently unknown or unsuspected, and that such damages, losses, costs or expenses as may have been sustained may give rise to additional damages, losses, costs or expenses in the future. The Parties acknowledge, however, that this Agreement has been negotiated and agreed upon in light of this situation, and that each of the Parties hereby expressly waive any and all rights they may have under statutory or common law or equity, which provide that a general release does not extend to claims which the releasing party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the other party.

Section 5.    Confidentiality. The Representative agrees that the terms of this Agreement shall be treated confidentially and shall be subject to the treatment of confidential information provided under Section 2.4(f) of the Merger Agreement; provided, however, that the Representative may disclose the principal terms of this Agreement to the Company Equityholders as part of its ordinary reporting responsibilities to the Company Equityholders in its capacity as the Representative The Buyer may make any public disclosure regarding the terms of this Agreement it believes in good faith is required by applicable Law or stock market rule.

Section 6.    Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

Section 7.    No Further Amendment. Except as set forth herein, the rights and obligations of the parties under the Merger Agreement are hereby ratified and confirmed and shall remain in full force and effect.

Section 8.    Governing Law; Submission to Jurisdiction. The provisions of Sections 10.8 and 10.11 of the Merger Agreement shall apply, mutatis muntandis, to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
THE MEDICINES COMPANY
By: /s/ Stephen Rodin
Name: Stephen Rodin
Title: Senior Vice President & General Counsel
FORTIS ADVISORS LLC, solely in its capacity as the REPRESENTATIVE
By: /s/ Richard A. Fink
Name: Richard A. Fink
Title: Managing Director

EXHIBIT A
JOINT INSTRUCTION LETTER

December 8, 2014
JPMorgan Chase Bank, N .A
Escrow Services
1 Chase Manhattan Plaza, 21st Floor
New York, NY 10005
Attn: Shari Byer/Debbie DeMarco

Re: Escrow Agreement dated January 4, 2013 (the “Escrow Agreement”) by and among (i) The Medicines Company, a Delaware corporation (the “Buyer”), (ii) Fortis Advisors LLC, a Delaware limited liability company (the “Representative”), and (iii) JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”)
Ladies and Gentlemen:
On June 26, 2014, the Buyer provided the Escrow Agent with a copy of a Claim Notice delivered to the Representative on June 25, 2014. On July 7, 2014, the Representative delivered the Escrow Agent a Response to the Buyer’s Claim Notice in which it disputed the claim. The Buyer and the Representative have now settled the dispute set forth in the Claim Notice.
In accordance with the provisions of Section 4.5 of the Escrow Agreement, the Representative and the Buyer hereby direct the Escrow Agent to disburse the entire Escrow Fund to the Buyer in accordance with the wire instructions attached hereto as Exhibit A.
Capitalized terms used herein and not defined herein shall have the meaning set forth in the Escrow Agreement.
Very truly yours:
THE MEDICINES COMPANY
By: /s/ Stephen Rodin
Name: Stephen Rodin
Title: Senior Vice President & General Counsel
FORTIS ADVISORS LLC
By: /s/ Richard A. Fink
Name: Richard A. Fink
Title: Managing Director

EXHIBIT A
Bank Name: JP Morgan Chase
Account Number: [**]
ABA: 021000021
Account Name: The Medicines Company